Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (F1242)

Offering Period: October 20, 2020 – October 21, 2020

Absolute Return Barrier Securities due October 26, 2023

Linked to the Performance of the Lowest Performing of Three Underlyings

Product Terms

•   If the Final Level is equal to or greater than its Initial Level, you will participate in the appreciation, if any, of the Lowest Performing Underlying.

•   If the Final Level is less than its Initial Level and a Knock-In Event does not occur, for each $5,000 principal amount of securities, you will receive $5,000 multiplied by the sum of one plus the product of the Absolute Return Participation Rate multiplied by the absolute value of the Underlying Return of the Lowest Perfoming Underlying.

•   If the Final Level is less than its Initial Level and a Knock-In Event occurs, you will receive shares of the Lowest Performing Underlying with a value likely to be less than $3,112.50, subject to our election to pay cash instead. You could lose your entire investment.

•   Any payment or delivery on the securities is subject to our ability to meet our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be October 21, 2020
Settlement Date:	Expected to be October 26, 2020
Underlying:	The common stock of Amazon.com, Inc., the Class A common stock of Alphabet Inc. and the common stock of Apple Inc.
Knock-In Level**:	Expected to be at most 62.25% of the Initial Level
Knock-In Event:	Occurs if the Final Level of any Underlying is less than the Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Upside Participation Rate**:	Expected to be 100%.
Absolute Return Participation Rate**:	Expected to be 200%.
Redemption Amount:

For each $5,000 principal amount of securities, the cash or shares to be paid or delivered will be determined as follows:

•    If the Final Level of the Lowest Performing Underlying is greater than or equal to its Initial Level, a cash payment equal to $5,000 multiplied by the sum of one plus the product of (a) the Upside Participation Rate multiplied by (b) the Underlying Return of the Lowest Performing Underlying.

•    If the Final Level of the Lowest Performing Underlying is less than its Initial Level, and:

o    if a Knock-In Event has not occurred, a cash payment equal to $5,000 multiplied by the sum of one plus the product of (a) the Absolute Return Participation Rate multiplied by (b) the absolute value of the Underlying Return of the Lowest Performing Underlying.

o    if a Knock-In Event has occurred, the Physical Delivery Amount, plus a cash amount in respect of any fractional share, subject to our election to pay cash instead as noted below.

Physical Delivery Amount:	The Physical Delivery Amount per $5,000 principal amount of securities is a number of shares of the Lowest Performing Underlying rounded down to the nearest whole number and equal to the product of (i) $5,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the applicable share adjustment factor. The share adjustment factor is initially set equal to 1.0 on the Trade Date, subject to adjustment. In lieu of any fractional shares in respect of the Physical Delivery Amount we will pay a cash amount equal to such fractional share multiplied by the Final Level. If the fractional share amount to be paid in cash is a de minimis amount, as determined by the calculation agent, the holder will not receive such amount. If the Physical Delivery Amount is less than one share, the Redemption Amount will be paid in cash. Therefore, if the Initial Level of the Lowest Performing Underlying is greater than $5,000, the Redemption Amount will be paid in cash, unless the share adjustment factor increases by an amount sufficient to result in the delivery of at least one share. The Physical Delivery Amount (together with any cash amount paid in lieu of fractional shares) will be determined for each $5,000 principal amount of securities you hold. At our election, you may receive cash instead of the Physical Delivery Amount, in an amount equal to the product of (i) $5,000 divided by the Initial Level of the Lowest Performing Underlying and (ii) the Final Level of the Lowest Performing Underlying. If we exercise our option to deliver

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Return on the Securities(1)(2)	Redemption Amount per $5,000 Principal Amount (1)(2)
50%	50%	$7,500
40%	40%	$7,000
30%	30%	$6,500
20%	20%	$6,000
10%	10%	$5,500
0%	0%	$5,000
−10%	20%	$6,000
−20%	40%	$7,000
−30%	60%	$8,000
−37.75%	75.50%	$8,775
−40%	−40%	2 shares
−50%	−50%	2 shares
(1)	Assumes (i) an Upside Participation Rate of 100%**, (ii) a Knock-In Level of 62.25%**, (iii) an Absolute Return Participation Rate of 200%**, (iv) the hypothetical Initial Level of the Lowest Performing Underlying is $2,500, (v) a share adjustment factor of 1.0 and (vi) if the Physical Delivery Amount is to be delivered at maturity, we do not exercise our right to pay cash instead of the Physical Delivery Amount.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•     Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment or delivery you receive on the securities, your actual yield may be different in real value terms.

•  The probability that the Final Level of the Lowest Performing Underlying will be less than its Knock-In Level will depend on the volatility of such Underlying.

•  The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•  The securities do not pay interest.

•  The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.

•  The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

•  The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

(See “Additional Risk Considerations” on the next page)

cash, we will give notice of our election at least one business day before the Valuation Date.
Underlying Return:	For each Underlying, the Underlying Return is expressed as a percentage and is calculated as follows: (Final Level – Initial Level)/Initial Level
Valuation Date:	October 23, 2023
Maturity Date:	October 26, 2023
Events of Default:

With respect to these securities, the first bullet of the first sentence of “Description of Debt Securities—Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•    a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP:	22550MLC1
Fees:	Certain fiduciary accounts may pay a purchase price of at least $4,950 per $5,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $50 per $5,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.
Credit Suisse currently estimates the value of each $5,000 principal amount of the securities on the Trade Date will be between $4,500 and $4,950 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.
*As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer. **To be determined on the Trade Date.

Certain Product Characteristics

• Participation in the appreciation, if any, of the Lowest Performing Underlying

• Upside Participation Rate expected to be 100%**.

• Absolute Return Participation Rate expected to be 200%**.

• If the Final Level is less than its Initial Level, subject to a Knock-In Event, return based on the absolute value of the Underlying Return of the Lowest Performing Underlying

• If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

• Knock-In Level of at most 62.25%** of the Initial Level of the respective Initial Level for each Underlying.

FINANCIAL PRODUCTS FACT SHEET

Offering Period: October 20, 2020 – October 21, 2020

Absolute Return Barrier Securities due October 26, 2023

Linked to the Performance of the Lowest Performing of the Three Underlyings

Additional Risk Considerations

•	The value of the Physical Delivery Amount could be less on the Maturity Date than on the Valuation Date.

•      We have no affiliation with the Reference Share Issuers.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuer, including extending loans to, or making equity investments in, the Reference Share Issuer or providing advisory services to the Reference Share Issuer.
•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlyings.
•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated October 20, 2020, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320020308/dp138987_424b2-f1242.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.